NEWS RELEASE

Paramount Energy Trust Proposes To Amend and Extend Its 6.25% Convertible Debentures Due 2010 And 2011

Calgary, Alberta - October 14, 2009.  Paramount Energy Trust (TMX: PMT.UN) ("Paramount") today announced that it intends to seek approval of the holders ("Debentureholders") of its 6.25% convertible unsecured subordinated  debentures due June 30, 2010 (the "2010 Debentures") (TMX: PMT.DB.A) and its 6.25% convertible unsecured subordinated debentures due April 30, 2011 (the "2011 Debentures") (TMX: PMT: PMT.DB.B) to:

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INCREASE, the coupon by 0.50% from 6.25% to 6.75%

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REDUCE, the conversion price to $8.40

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PROVIDE a FOUR YEAR NON-CALL, until October 31, 2013

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EXTEND, the maturity date to October 31, 2016

for each of the 2010 Debentures and 2011 Debentures (the "Debentures").  All other terms of the Debentures will remain unchanged.

Further information with respect to these proposed amendments will be outlined in a management information circular (the "Circular") expected to be mailed to Debentureholders during the third week of October 2009, as well as an investor presentation to be posted on Paramount's website www.paramountenergy.com today.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 2:30 p.m., Mountain Standard Time, Wednesday October 14, 2009 to review this information.  Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time: Toronto and area – 1-416-644-3418; outside Toronto – 1-800-814-4859.  For a replay of this call please dial: Toronto and area – 1-416-640-1917; outside Toronto – 1-877-289-8525, passcode 4173801# until Wednesday October 21, 2009.  To participate in the live webcast please visit www.paramountenergy.com or

http://w.on24.com/r.htm?e=172208&s=1&k=3C6D98192553DD7838B5D35158B591A9.  The webcast will also be archived shortly following the presentation.

"The proposed amendments represent enhanced value for both Paramount and the Debentureholders. Amending and extending the 2010 and 2011 Debentures re-aligns the Debentureholders’ and unitholders’ interests and re-establishes the long-term component of the Trust’s debt structure,” said Sue Riddell Rose, President and Chief Executive Officer.

Paramount believes that the amendments are attractive to Debentureholders because they provide:

Higher Coupon:  The Debentures will have a coupon of 6.75% compared to 6.25% currently.

Lower Conversion Price:  The amended conversion price will be lowered to $8.40 per unit.  The conversion prices are currently $19.35 and $23.80 per unit for the 2010 Debentures and 2011 Debentures, respectively.

Not Redeemable Until at Least October 31, 2013:  The Debentures will not be redeemable for approximately four years.  Debentureholders will have the opportunity to achieve an attractive cash yield for an extended period on a protected basis.

Extended Term:  The maturity dates for the 2010 Debentures and 2011 Debentures are currently June 30, 2010 and April 30, 2011, respectively.  The maturity date for the Debentures will be extended to October 31, 2016.

Premium Valuation/Equity Option Value:  The proposed amendments, in management’s view, will contain considerably increased equity option value as compared to the 2010 Debentures and 2011 Debentures.

Debentureholders' Interests More Closely Aligned with Unitholders' Interests:  Whereas the 2010 and 2011 Debentures currently trade as non-convertible, unsecured, subordinated debt, the Debentures will have a convertibility feature that will provide Debentureholders with an opportunity to benefit more directly from an increase in value of the units. Paramount believes that its business prospects are compelling and will continue to improve if commodity prices rise in the medium to long term.

Enhanced Liquidity:  The liquidity of the Debentures is likely to be greater and provide for more efficient trading and pricing as opposed to the 2010 Debentures and 2011 Debentures trading as separate securities.

The Board of Directors of Paramount Energy Operating Corp., the Administrator of Paramount, has concluded that the amendments are in the best interests of Paramount and the Debentureholders and recommend that Debentureholders ultimately CONSENT TO/VOTE FOR the amendments.

For the proposed amendments to be approved either:

(a)

holders of at least 66⅔% of the principal amount of each of the 2010 Debentures and the 2011 Debentures sign and deposit an instrument in writing that will accompany the Circular; or

(b)

holders of at least 66⅔% of the principal amount of each of the 2010 Debentures and the 2011 Debentures (each voting separately as a series), in each case, present or represented by proxy vote for the proposed amendments at a meeting of Debentureholders that may be held and is presently scheduled to be held on November 13, 2009 at 10:00 a.m. (Mountain Standard Time), the details of which will be outlined in the Circular.

National Bank Financial Inc. acts as exclusive financial advisor, Burnet, Duckworth & Palmer LLP (securities) and Fasken Martineau LLP (banking) act as Canadian legal advisors and Dorsey & Whitney LLP acts as United States legal advisors to Paramount in connection with the proposed amendments.

NOTICE TO UNITED STATES DEBENTUREHOLDERS

The solicitation described herein is made for the securities of a Canadian entity and is subject to Canadian disclosure requirements that are different from those of the United States.  Financial statements included or incorporated by reference in the Circular related to the solicitation have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ from United States generally accepted accounting principles and United States auditing and auditor independence standards.  As a result, such financial statements may not be comparable to the financial statements of United States companies.

Paramount is an unincorporated open-ended income trust established under the laws of the Province of Alberta, Canada.  It may be difficult for U.S. Debentureholders to enforce their rights and any claim that they may have arising under United States federal or state securities laws, as Paramount and its administrator are organized or incorporated, as applicable, under the laws of Alberta, Canada, all or most of their assets are located in Canada, and all of the officers and directors of the administrator of Paramount are residents of Canada.  You may not be able to sue a foreign entity or its officers or directors in a foreign court for violations of U.S. federal or state securities laws.  It may be difficult to compel a foreign entity and its affiliates to subject themselves to a U.S. court's judgment.

FORWARD LOOKING INFORMATION

This press release contains statements that constitute forward-looking information within the meaning of applicable securities legislation. This forward-looking information includes, without limitation, statements regarding the timing of the delivery of the Circular and holding of the Debentureholder meeting, the proposed amendments of the Debentures and Debentureholder approval thereof and potential benefits to Debentureholders and Paramount of the proposed amendments. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release which assumptions are based on management analysis of historical trends, current conditions and expected future developments pertaining to Paramount and the industry in which it operates as well as certain assumptions regarding the receipt of Debentureholder approval of the proposed amendments. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Paramount and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which are not a guarantee of performance and are subject to a number of risks and uncertainties. Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Paramount's management at the time the information is released and Paramount disclaims any intent or obligation to update publicly and such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly requested by applicable securities laws.

ABOUT PARAMOUNT

Paramount is a natural gas-focused Canadian energy trust. Paramount's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol "PMT.UN" and "PMT.DB.A", "PMT.DB.B" and "PMT.DB.C", respectively. Further information with respect to Paramount can be found at its website at www.paramountenergy.com.

For further information please contact:

Kingsdale Shareholder Services Inc.

North American Toll Free Phone:  1-888-518-1558

Banks and Brokerages: (416) 867-2272

1-866-545-5580 (FAX – Toll Free)

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Paramount Energy Operating Corp.

Administrator of Paramount Energy Trust

Suite 3200, 605 - 5 Avenue SW

Calgary, Alberta, Canada T2P 3H5

Telephone: (403) 269-4400

Fax: (403) 269-4444

Email: info@paramountenergy.com

Website: www.paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer

Cameron R. Sebastian Vice President, Finance and Chief Financial Officer

Sue M. Showers Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.